MARTEK BIOSCIENCES CORPORATION

Amendment to By-laws Effective
April 25, 2002

Article II, Section 1 of the Corporation’s By-laws is amended to read in its entirety as follows:

SECTION 1. Number and Term of Office.

     The number of directors which shall constitute the whole board shall be eleven members and shall be divided into three classes as specified or determined pursuant to the Certificate of Incorporation of the Corporation as in effect from time to time. Directors need not be stockholders. Each director shall hold office until his or her successor is elected and qualified, or until their earlier death or resignation or removal in the manner hereinafter provided.

     Whenever the authorized number of directors is increased, a majority of the directors then in office shall have the power to elect such new directors for the balance of a term and until their successors are elected and qualified. Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office unless, at the time of such decrease, there shall be vacancies on the board which are being eliminated by the decrease.